UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv, 6971072, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders of Eventer Technologies Ltd. (“Eventer”), a subsidiary of Medigus Ltd. (now known as Xylo Technologies Ltd.) (the “Company”, and together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the Outstanding Ordinary Shares of Eventer. The Plaintiffs allege, among others, that Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, within which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 1,228,500 from Eventer (approximately $335,380) and seek to convert the Eventer shares into Company shares for an aggregate value of NIS 8,602,200 (approximately $2,348,200) following which all the Plaintiffs shares in Eventer would be transferred to the Company. The Company has not yet submitted its response to the District Court of Tel Aviv – Jaffa. The Company’s position is that the lawsuit has no merit, and it intends to defend its position vigorously. As of date hereof, the Company is unable to estimate a loss or range of loss of this lawsuit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

By:	/s/ Tali Dinar
Name:	Tali Dinar
Title:	Chief Financial Officer

Date: April 15, 2024

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